Filed by Snyder’s-Lance, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

CONFERENCE CALL TRANSCRIPT

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EDITED TRANSCRIPT
LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

EVENT DATE/TIME: OCTOBER 28, 2015 / 02:00PM GMT

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

CORPORATE PARTICIPANTS

Mark Carter Snyder's-Lance, Inc. - VP & IR Officer

Carl Lee Snyder's-Lance, Inc. - President & CEO

Rick Puckett Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

CONFERENCE CALL PARTICIPANTS

Brett Hundley BB&T Capital Markets - Analyst

Jonathan Feeney Athlos Research - Analyst

Bill Chappell SunTrust Robinson Humphrey - Analyst

Amit Sharma BMO Capital Markets - Analyst

Akshay Jagdale Jefferies & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Snyder's-Lance special conference call.

(Operator Instructions)

As a reminder this conference is being recorded. I would like to introduce your host for today's conference, Mr. Mark Carter, Vice President of Investor Relations Officer. Sir, you may begin.

Mark Carter - Snyder's-Lance, Inc. - VP & IR Officer

Thank you, Tyrea. And good morning, everyone. With me today are Carl Lee, President and Chief Executive Officer, as well as Rick Puckett, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of -Snyder's-Lance, Inc.

During today's call, we will discuss our recently announced signing of a definitive agreement to acquire Diamond Foods, Inc. We will also discuss our 2015 third-quarter results, as well as estimates for the balance of 2015 and estimates for full-year 2016. As a reminder we're webcasting this conference call including the supporting slide presentation on our website at Snyder's-Lance.com.

Before we begin I would like to point in that during today's presentation management may make forward-looking statements and other projections about our Company's performance. Please refer to the Safe Harbor language that is included in each of our press releases and presentations.

I'll now turn the call over to Carl Lee, President and Chief Executive Officer, to begin management's comments.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Thank you, Mark. Good morning, everyone. We really appreciate you joining us today. And we realize that it was a short notice but we are very excited to be able to share some important news for our Company as we spend the next hour together.

If you would turn to page 2, I'd like to bring your attention to what Mark just mentioned. We are very excited about announcing a powerful combination of two very innovative, very much on-trend snacking platforms to be able to combine to really be able to serve our customers, consumers and shareholders better.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Over on the left you see our five core brands at Snyder's-Lance -- Cape Cod, Snyder's of Hanover, Lance Sandwich Crackers, Pretzel Crisps, and our latest addition, Late July, which continues to do extremely well. Combining that with the outstanding portfolio that Diamond has assembled really creates some competitive advantages for us a very competitive category. If you take a look at Diamond's brands, it starts with their Diamond culinary nuts, Emerald snacking nuts, Pop-Secret popcorn, the Kettle brand here in the US, and Kettle chips in the UK.

It allows us to really combine two very important portfolios in a very competitive snacking category, the category where we see new companies and new brands basically enter almost every day. And with this new scale we're going to be a much more competitive and have the ability to serve, again, customers, consumers and shareholders even better.

If you turn to page 3, this transformational combination will leverage strong branded portfolio and the complementary assets and capabilities that we are able to bring together. While both companies are good players in the overall snacking space we really are very different in our profile and different in our consumer base and different in a lot of other ways.

First of all, Snyder's, a national branded company supported by DSD and our direct sales force, with some really strong innovation capabilities. We really are a pure play in snacking in the fact that we only focus on snacks day in and day out. In fact, it's our passion. We really focus on mainstream and a very growing and successful better-for-you portfolio.

We have strength in traditional grocery, mass merch, and the convenience store channels. We have a DSD organization that we are very proud up, with over 3,000 IBOs and a direct selling force that supports them day in and day out. We have a very strong direct sales team that has great relationships in the deli and alternative channels.

If you take a look at the right side and characterize some of Diamond's abilities and skills, truly a national brand, as well, but also has that international distribution, which is a great opportunity. And has an even stronger better-for-you portfolio and better-for-you positioning and capabilities. Also, nationally recognized.

And with the culinary advantages, as well, with Diamond create some very unique opportunity as a portfolio. Their better-for-you positioning is even stronger than ours. And their R&D capabilities are very solid and have developed some really truly unique products that have created some interesting consumer trends or addresses those consumer trends.

Their strength really lies in the natural channel where they do extremely well. Club and better-for-you supermarket sections are also where you will find them across the US. Their international presence, again, is very important, with manufacturing and full-scale operation there in the UK also serving Western Europe. They utilize a direct distribution model and third-party distributors to deliver their products to supermarkets and many channels across the US.

If you would, follow me to page 4. A financially compelling transaction which really create significant and lasting shareholder value with the combination of our shareholders. Let's talk a little bit about the details of the transaction.

It will be a cash and stock offer to acquire Diamond Foods. And based on the recent close, that would be about $40 in value. The offer consists of issuing 0.775 shares of Snyder's-Lance for each share of Diamond outstanding. We will continue to pay our $0.64 dividend on the expanded number of shares that will be outstanding. And in addition there is a $12.50 cash payment per share for each of the Diamond shares. As we bring these two organizations together current Snyder's-Lance shareholders will own about 74% of the Company and our new addition Diamond shareholders will own about 26%.

Taking a look at the capital structure, we will have an investment grade capital structure for long-term sustainability. We will be refinancing the Diamond debt investment grade rates. We will issue new term loans to fund the cash payment. And leverage ratio will be 4.3% or 4.3 times EBITDA on day one and that is pre-synergies.

The good news is we will be able to pay down our debt very quickly and by 2017 we are expecting to be down to 3X on our EBITDA or our debt ratio. Again, our strong balance sheet allows us to do this transaction. And we will be able to get a very strong balance sheet again very quickly with the debt paydown that we will be able to accelerate over the next couple of years.

If you will, join me on page 5. A financially compelling transaction that, again, will really create lasting shareholder value for the combination of our shareholders. We have worked very diligently and dug very deeply to make sure that we've got a strong estimate on the overall cost savings and synergies. Our cost savings will be over $65 million and we expect another $10 million in savings that we're going to be able to reinvest in brand building activities to continue to grow our top line.

So, we are looking for over $75 million in savings with some of it being reinvested in our brands. We expect it to be accretive to Snyder's-Lance EPS year one. Another advantage are the NOLs that will transfer and provide value of about $110 million, which will be important that we will use over the first couple of years.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

The transaction value, when you roll it in, is $1.9 billion. That includes covering the current debt that Diamond has on their balance sheet. Going in, the multiple is about 15 times 2015 EBITDA without synergies, and if you include the synergies it will be down below 10 at 9.5.

If you join me on page 10, the transaction, in our opinion, has very strong strategic rationale on many fronts that are important for us to now talk about. Obviously there will be some scale in purchasing and logistics with our new broader scale, new capabilities. We're going to be able to leverage our purchasing power and also really be able to make our overall distribution and logistics organizations even more efficient.

We expect scale in both administration and manufacturing to drive further synergies. One thing that is also is very important, as I mentioned earlier with our different customer base and different consumer base, it's going to allow us to reach additional retailers and consumers in the natural and traditional channels. It also affords the opportunity for international expansion that we will be able to strategically go after in due course and due time. And obviously it expands our better view capabilities to really continue to address what consumers are looking for today, as we leverage their innovation capabilities, which are outstanding, and also combine it with ours to continue to unlock some very important growth in the snacking categories.

On page 7, we will talk a little bit more about the synergies and what makes those that. First of all, we mentioned the administration and manufacturing. One thing that I'm very impressed with is best practices at Diamond. There team, their leadership, their skill set, the organization is a very talented and very successfully-run company, with a great leadership team that has really developed some great innovations and some great best practices that we are going to be able to use at Snyder's-Lance.

We will also have some best practices to share with them and that's going to create some real advantages for our new combined company. We will also be able to streamline some of our back office operations. And obviously we'll be able to improve productivity across all of our supply chain and across all of our operations.

Shipping and distribution is another area of significant savings as we combine our companies. We will be able to optimize our freight lane costs and continue to drive down our cost and improve there. We will be able to unlock some warehouse efficiencies where we have some duplication. We'll also be less reliant on LTL shipments with larger scale as we ship more full trucks across the US.

Procurement is another area. We've got some additional volume there to create value, both for ourselves and our suppliers. by cooperating with them and working with them closely we should build some real advantages for both our important suppliers and ourselves. And, once again, combining best practices is going to allow us to be able to much more efficient across our supply chain and, in particular, in procurement.

As I mentioned earlier we are looking for $75 million in annualized synergies. 50% of that should be expected in 2016 subject to when we close, and in full synergies should be realized by 2017. We are expecting to invest $10 million of that back into brand building. So, if you would, think about $65 million in savings and $10 million in reinvestment.

Page 8 will give you the overall coverage of our plans. One thing that's very important here for us is we're going to have a much stronger West Coast presence with our plants. If you take a look at the Kettle plant in Salem, Oregon and the Diamond plant in Stockton, California, that will be two additional manufacturing and operating locations for us in over on the West Coast combined with our Goodyear plant that's there in Arizona today.

A Kettle plant also in Beloit, Wisconsin is an important and strategic location for both sourcing potatoes and also servicing the very important and growing Midwest. And then the Pop-Secret plant, will all join the US operation that we have in the United States. And then Kettle Chip, with their operation there in the UK, again provides a full-fledged operation with sales, marketing and manufacturing based in the UK, serving the United Kingdom but also Western Europe.

Turning to page 9, we believe the combination will really allow us to continue to build our better-for-you portfolio. As most of you know, we are seeing significant growth in better-for-you snacking. We're also seeing growth in indulgent snacking. So, there is an opportunity for us to continue to grow and expand there.

If you look at the left-side of the page you see some of the important categories and brands we have today with our whole grain Lance Sandwich Crackers, or our organic and non-GMO Late July tortilla chips, and our gluten-free offerings, as well. But I'm really excited to be able to talk about non-GMO Kettle chips and their all-natural positioning, really something that sets them apart and gives them a very important way to serve their consumers in the natural channel and in all the retailers that they are currently distributed in. Coming soon will be the Emerald nut line being converted to non-GMO, and be able to continue to emphasize the protein benefit of the overall nut category.

Just again, some of the important synergies and some of the important savings will be the international expansion opportunity that affords us with our broader portfolio and some additional ways to ship products into those important markets. Natural channel continues to grow and expand. And that will be one area for us to continue to leverage the benefits of the two companies combined. Food service is also interested in better-for-you snacking and will be positioned well to continue to provide their needs.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Multipacks is another interesting area where more people are looking for single-serve sizes but wanting to buy them in the convenience of a 20 or 24 count. That's another opportunity for us to continue to leverage our better-for-you positioning and combine brands and combine snacks. E-commerce is a growing business for both of our companies and together we will be able to service that channel even better.

Turning to page 10, it truly is a powerful combination that really provides some significant and long-term shareholder value creation. And just to highlight some of it, first of all, combined we will be a $2.6 billion sales company. As I mentioned earlier, we are looking for $75 million in synergies that we will have in our P&L by the end of 2017, with significant EPS accretion.

Obviously it expands our revenue opportunities and our reach opportunities with our customer base. And obviously we have a very favorable financing structure and, more importantly, a strong balance sheet and a chance to continue to look at acquisitions as we pay down our debt very quickly.

In closing on the comments about the Diamond combination, and our excitement about this new opportunity to work together with their team to expand the reach of our snacks, a couple things to just mention as we close this part of the discussion. Obviously it's subject to both the Snyder's-Lance and the Diamond shareholders approving it. And obviously there's some additional closing conditions around regulatory approval and other things that we're going to have to go through. So, be patient with us as we work very quickly and efficiently towards the closing. And we will be glad to keep you posted on that. Meanwhile, we are two individual companies and we will continue to operate separately and make sure that we honor our obligations to everyone that is counting on us today.

If you would, let's turn it over to third quarter. Obviously we had planned two weeks from today to talk about our third quarter. I'm excited to talk about the combination with Diamond and also to bring you an update on our third quarter and roll out those numbers and share with you where we are.

Let's turn to page 13, if you would, please. We did run into some headwinds in Q3. It was around our revenue. And as we talk about our numbers and talk about our results you will see the impact on our overall EPS.

Many companies are talking about the headwinds with revenue. Many companies are talking about the difficulties with their categories. I think that that is true for us but we are uniquely different when it comes to that. Even with our overall challenges we delivered 4.7% revenue growth. 4.7% revenue growth is outstanding in the conditions that we all face today.

My disappointment, however, it was lower than what we had planned and lower than what we expected. So, as a company we are outperforming our categories and we are performing very well across all of our core brands. 4.7%, again, very significant overall growth. And we are seeing it across the board through ACV gains, velocity and overall better take off the shelf from our consumers. But, again, it was below our expectations, but again also very solid.

Cape Cod continues to benefit from our Western expansion and continues to see very strong growth from our consumer brands and consumer franchise that continues to expand. Snyder's of Hanover continues to grow, and outpaced our peers and our competitors. Late July continues to leverage our DSD network to expand their distribution, and continued to deliver very outstanding growth. Snack Factory is leveraging their strong deli relationships to drive incremental growth. And then Lance Sandwich Crackers is benefiting tremendously from the repositioning that we've talked about for quite some time.

One important thing to mention, all of our core brands gained share for the quarter and gained shares year to date. And we're talking about significant share gains across all of our core brands. That backs up what I'm talking about with strong revenue performance for the quarter and strong revenue performance on a year-to-date basis.

We did run into some challenges and some disappointment on our EPS for the quarter. I'd like to turn to page 14 and give you a little bit of color around that so you can better understand what we're talking about. We did face some challenges with some consolidation of key retailers. It was across several channels.

We did have to face some temporary impact on our consumer promotions and our store level activity as a result of that. And we had to work with several retailers to deal with their changes in both their merchandising strategy, their promotion calendars and other events that really impact a DSD company probably much quicker than it does most when people are consolidating systems and consolidating merchandising philosophies.

We also have ran into some very stiff headwinds in the mass merchandiser channel. There was actually some disruption in Q3 which we feel is temporary, and we're managing very carefully and we will be able to address it and move forward. But there was some significant changes on the merchandising strategy and some extremely aggressive expectations in some of their merchandising programs and the expense that goes along with those merchandising programs. In several cases we chose just to wait it out and deal with the disruption versus immediately responding to them.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

We also ran into some clean store policies during the very important back-to-school timeframe, where our Lance Sandwich Crackers, our Cape Cod and our SOH do extremely well with the multipacks as people prepare to send their kids back to school. We did also see some modest declines with our non-branded business, and Rick will talk about that in a little bit more detail.

We see our revenue challenges as short term. We've been able to address most of them. We will continue to address the others. But, again strong revenue performance versus peers and versus categories, but not the revenue performance that we were expecting when we looked for high single digits across all of our business driven by our core brands.

If you would, let's turn to page 15. We want to talk a little bit more long term about where we are headed and some of the things we have talked about in the past, and something we have mentioned for quite some time, and that is our overall focus on expanding our margins. We have rolled out a very comprehensive program across our entire company, and it's pushing to the 10% operating income that we've often been reminded of by ourselves and our shareholders that is a key objective for all of us. And we are calling our Drive for 10 program.

I'm very excited to talk about the fact that we have made some very significant progress towards that earlier in the year and even more progress in Q3. Again, it is a Company-wide program where all of our employees are energized by the chance for us to work together collectively as a team, and win as a team, as we look at our cost base and look for efficiencies both in savings and productivity as we increase our sales volume. The 10% goal is tied into our EPS, that Rick will talk about, for 2016.

In short, we are looking for up to $50 million in annualized savings, some of which will begin to kick in in Q1 of 2016 towards the end of the quarter, and allow was to really continue to ramp up and deliver the 10% goal we are expecting. We will be able to achieve a 10% run rate in several of the quarters next year and be able to exit the year on that run rate, which is very important for all of us.

As I mentioned, it is Company-wide initiative it is cross functionally-led. We've got some of our most talented and most senior leaders working with this day in and day out. And I'm enthused when I see the excitement and the challenge that they are facing with the enthusiasm that they are really driving to achieve the results. So it's very important and well-planned and well-executed overall margin improvement program that we mentioned to you over the past couple of quarters and now we are able to share with you more of our confidence and some of our objectives and goals that go with it.

With that, I'd like to turn it over to Rick and let Rick talk a little bit more about our quarter.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Thank you, Carl. And thanks to everyone for joining us this morning. I'll turn your attention to page 17 in the handout for this morning, and look through the typical slides we look at as it relates to the revenue and other financial key metrics.

Page 17 reflects the growth in the third quarter year over year. And you can see, as Carl mentioned before, we had still strong growth of 4.7% versus last year in our branded categories. And, in fact, our core brand growth was actually 6.1% and volume growth was actually at 5.8%. Even on an organic core brand growth basis we were up 3.5% over last year.

Pricing was slightly favorable to last year as we have, in fact, reduced promotional spend in the quarter from previous quarters. And we did, as Carl mentioned, still gained share in all of our core brands through the quarter.

Late July continues to perform exceptionally well, up over 35% year over year. And that continues to grow with their innovation and with our distribution. It's a powerful combination.

Consistent with our own experience as it relates to branded growth, our partner brand revenue was down to 2.4% or so. And we're seeing that even in our contract manufacturing business, as we are obviously manufacturing for other branded companies in some of our plants. And you can see that was also down 7.3%. So, it's very consistent with what Carl just mentioned in terms of the overall industry viewpoint.

If we look at a nine-month look at the revenue, we are up 5.8%, 5.9% in the branded categories, again driven by the growth across all of our core brands. Actually, our core brand growth was up about 7.4% in that time frame over the last nine months. So, very solid growth in our five core brands.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

The increase in other revenue is largely related to the Baptista acquisition mid year last year. We are in Q3, for the first time, lapping the acquisition and the divestiture of private brands, even though private brands is not any of these numbers. But certainly Baptista was brought online at the beginning of the third quarter last year.

If you look at page 19, let's look at some key statistics on the financial side. Gross margins actually declined 80 basis points, which was largely driven by a mix of branded sales versus non-branded sales but also some inefficiencies in our manufacturing plants. One specific item to note is the new crop of wheat caused us some issues in a couple of our bakeries, which caused us some impact in our quarter. We have now gotten past that and therefore it's a quarter event, not a long-term event, and we're certainly running back at the expected level.

Operating income as a percentage of revenue increased 20 basis points to 7%. This increase is largely attributable to the cost reduction programs that we've already started to put into place, and SG&A is actually down by 100 basis points.

The income tax expense was down due to some favorable changes actually in state income tax laws. You don't hear us saying that too often, but that is true in the North Carolina area. The full year is actually expected now to be approximately 34% versus 35% that I had been guiding up to this point. So, it is a key change in your models, if you will, as you think about the rest of 2015.

EPS was up 13% from last year, actually reflecting the improvements in the operating margin as well as the lower tax rate. If we look at a nine-month picture on page 20, it's a similar story. Gross margins still down over last year, again by mix and higher trade spend in the first part of this year, was the primary driver of that. Operating income increased 20 basis points to 6.5. This increase is, again, largely attributable to the improved SG&A expenses for more aggressive cost-containment. Advertising spend was actually very similar year over year in the first nine months.

While many improvements have been made within our manufacturing area, and we've also invested a lot of capital at this point, there is still some work here that we are doing to generate the level of efficiencies that we expect. This is a focus area for us, especially in the Drive for 10 process. It's a big component of what Carl mentioned a few minutes ago. Our income tax was higher than last year given the significantly lower tax rate in Q1 of last year. But again the full-year tax rate for 2015 is expected to be 34%.

If we turn to page 21, what we show here is our free cash flow on a trailing 12-month basis. Our working capital metrics are proving and continue to receive extra focus. This is especially true in the inventory levels. We are putting in systems today that we will be rolling out through the first quarter of next year that will allow was to have significant insight in our inventory across our entire supply chain. This will result in better management of inventory across the 125 distribution centers we have out there today.

Our debt leverage is that 2.4, still reflecting a strong balance sheet with additional capacity. Obviously Carl talked about the fact that even with the Diamond acquisition, while it does lever up the 4.3 initially without synergies, it comes down very quickly below 3 in about 18 months. As we've talked about before, we are showing declines in our capital expenditures. And that is consistent with what we will continue to show as we look into 2016.

Let's turn to the full-year estimates for 2015. We have, in fact, reflected the Q3 results falling through for the rest of the y ear. We have changed our estimates to reflect that, and these estimates for net revenue are now $1.68 billion to $1.7 billion. This still represents a 4% to 5% increase over last year. EPS is expected to be between $1.07 and $1.12 reflecting, again, the third quarter results. And CapEx being reduced to $56 million to $58 million from the previous levels.

Let's talk briefly about what we're doing and what we are showing as it relates to 2016. These estimates are on a stand-alone basis so it does not include anything on a pro forma basis with the combination with Diamond.

Net revenue growth at 3% to 5% is again where we believe we will be able to orchestrate our top line. And that's consistent with our long-term goal of the 3% to 5% on top-line growth. While we typically don't provide next year guidance at this point, we thought it made a lot of sense today, primarily due to the success so far we're seeing in the Drive for 10 program and the ability to guide you now as to the true impact of what will happen there.

Our EPS guidance reflects a significant increase year over year as a result of the Drive for 10 project underway. While we will not be able to realize all of the saving expectations from the $50 million that Carl mentioned, we do expect to deliver a significant amount of these in the next year in 2016. Some of that will start in the first quarter, as Carl mentioned, but the primary impact will be throughout the year, it will continue to grow. Our capital spending for the year will still be in the $50 million to $55 million as we continue to invest in our business in the ways we need to.

At this point, our comments are finished and we will turn it back over to Tyrea for questions.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from Brett Hundley from BB&T Capital Markets.

Brett Hundley - BB&T Capital Markets - Analyst

Good morning, gentlemen. Let me offer some congratulations on the deal here. I just had three questions and then I want to you yield the floor. Rick, just first, on the NOLs that would come over, do you have any early color on how and when they would be realized, the rules around that? And what portion might flow through the P&L, in effect?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

To your point, Brad, the NOLs are fairly significant, they're around $350 million with a net present value of about $110 million. What we have determined is that those NOLs can be used over the first three to three-and-a-half years as we complete the combination.

Brett Hundley - BB&T Capital Markets - Analyst

Okay, wonderful. And profitability related to that is set so they would be able to be used at this point? That's right. Okay. Secondly, the mass merch issue, it sounds like the biggest portion of what put revenues and results in Q3 -- we are aware of what you're talking about. The guidance that you've given in your commentary very much does sound like this was a one-time temporary thing. My understanding is that it was more one-time during the quarter. The issue for me is that it would, in effect, linger if certain suppliers didn't play ball or didn't follow along with expectations of this particular customer. So, I just wanted to get further color from you guys of why you do believe that certain top-line issues might be more temporary.

And as a related question there, does the deal with Diamond, in a sense, protect you a little bit more from certain issues that might crop up from retailers from time to time because you've become a bigger and more important snack entity?

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Brett, thanks for the question. I think you understand the situation very well so thanks for the way you set up the question and the way you approached it. We did run into some very strong Q3 headwinds. And it was around some key expectations that were different and unusual than what we have had to deal with in the past.

The good news is our dependence on certain channels are much lower than they are for most people. So, while we had some significant impact it was probably less than it was for others. But when your largest customer is down quite a bit, it really does begin to create some headwinds.

Obviously we made it up another channels, we made it up with other retailers, to continue to post very strong sales growth overall for the quarter. We've been able to deal with those and we are dealing with them on two fronts. We are working aggressively in that particular situation try to make some improvements. It will probably continue to get better but take a little bit of time, to your point.

But what we are also doing is aggressively going after other retailers to be a little bit more strategic in the way we are dealing with them, and looking for additional growth opportunities there. The good news is we are not as dependent as a lot of people are on key retailers, in particular, but also because of our portfolio we have a very broad reach and an opportunity to continue to expand.

To your point, I think that that opportunity even increases with the combination of Diamond and their strength in the natural channel, combined with some of our strengths in the mainline and mainstream channels. We're going to be a much more diversified food company with a chance to compete across a broader base of customers and consumers.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Brad, one other point there, as you know in our Q we publish concentration, and it may be around 13%, but it doesn't really include the same impact that the mass channel is having on our partner brands as well as on our manufacturing contract customers. It impacts across all three of those categories for revenue for us.

Brett Hundley - BB&T Capital Markets - Analyst

Okay, that's clear. Do you think when you put together your remaining guidance for the year that you have incorporated some deviation down and up as it relates to just issues at retail right now?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Yes, we think so. Again, we're very proud of our innovation and we have a great class of innovation coming out again next year, so we do believe we have considered all of that.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. And then just my last question and I will yield the floor -- on your synergy captures, first, just a point of clarification, can you just discuss when that $10 million reinvestment might fall? In other words, does $10 million come in year one or does it get split out according to how synergies arrive across the following years? That's the first part of the question.

And then, secondly, at this point do you see net synergies being fully additive to earnings in years ahead? What I'm asking is, in your early discussions with Diamond, and then as you've analyzed the combination here, obviously there are some concerns that Diamond has been dealing with Kettle UK, has been a very promotional environment. It needs to rain in California. The walnut crops have been solid the past couple of years but that can't last forever. As you evaluate risk going forward, and the business as it's set u now, how do you view synergies, whether they are fully additive or helping to maybe offset risk down the road? Thanks.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

I'll start with that. Just to clarify, too, the synergies that we've quoted of $75 million are, in fact, cost synergies, not revenue synergies. Revenue synergies are not included in that number. Carl spent some time on the opportunities that we have on the revenue synergies side as well, which we have not quantified for you.

But, yes, I think that the reinvestment of the $10 million will come a little later in the first 12 months. Certainly we are going to be focused on growing the business and will do what we need to do there. But as we plan out our integration, as we plan out how we manage this business going forward, all of that will come to light. So, I wouldn't say that we have a firm schedule right now that says so much in Q1 and Q2 and Q3 and Q4. That is yet to come.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Just to deal with a couple other things you mentioned as far as the synergies, Brian and his team has talked about this in great detail but there's, I think, just a couple of highlights. Actually, there was an increase in the overall walnut crop last year, and I think they are expecting another bumper crop this year. So, while there are maybe some challenges based in California, the overall crop is standing up extremely well and is actually benefiting from a lot of things the farmers are doing that we look forward to working with. I think this year is going to be a good year for that crop and a good year for that industry. And we're looking forward to supporting it.

I think the UK, as you mentioned, has faced some challenges but I think that the retailers are beginning to work that out. The manufacturers have, as well. And Diamond's strong team has probably stood up better than most with the ability to work through those situations. So, we do see it as an opportunity as we begin to figure that out together as a new company and look at the new scale that we're going to have and the broader portfolio that we've got. That should give you a little bit more color, Brett.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Brett Hundley - BB&T Capital Markets - Analyst

Thanks so much.

Operator

Our next question comes from Jonathan Feeney of Athlos Research.

Jonathan Feeney - Athlos Research - Analyst

Thanks very much. I wanted to drill down a little bit, Carl, as we combine the distribution of these products how this generically could work financially as far as transitioning distribution. It would seem to meet there is a tremendous amount of overlap as well as a big opportunity to distribute especially Kettle and some of the core Diamond snack products through distribution that you already have in place. But with your network of independent distributors and with existing distribution, I'm not exactly sure how much of that will wind up being accretive and how long that would take. So, if you could explain a little bit about what the next 18 months or two years looks like as far as any prior distribution deals for Diamond snacks that might need to be broken, and how it looks like financially falling into the Lance distribution footprint, the IBO, I would really appreciate it.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Let me try to explain that and try to add some color. It's not that easy to really get across in a few words. One of the clear advantages is we do go to market in different ways, and I think that opens up the chance to shift other products into new channels.

We do rely heavily on our DSD system that we're very proud of for Snyder's. We do carry some Kettle potato chips, own that, for certain retailers. But more often than not, in almost every case you see Kettle going into the natural section when you go into the supermarket, which is usually completely several aisles away from the salty snack section. We do distribute, again, on DSD in some channels, but a lot of channels they go direct, some of the largest retailers in the country. They go through a third-party distributor, some which may be the retailers themselves or it may actually be a third-party distributor.

That's going to allow was to be able to look at our broader portfolio and say we can probably create a lot of new items, to either add to our DSD infrastructure to carry in for incremental revenue and incremental volume. Or we may be able to add items to go through their third-party distributors to reach some additional outlets and, more importantly, new store locations that we may not be in.

So, it's not going to be so much a matter of trying to bring the two distribution models together and make them identical. It is leveraging this broader web we're going to have to really get into a lot of different areas in the stores and a lot of different channels and customers that we may not be in today. Quite often you will walk into a retailer and you may find Kettle but you may not find one of our Snyder's and Hanover pretzels, and vice versa.

There are obviously some improvements in synergies, but not so much on the revenue distribution side but more on the manufacturing and supply chain side. That's where we are going to see some real savings. As we fill up our trucks and our transports to go across the country, as we reduce the number of our warehouses that we have from a back office standpoint, as we leverage some more of our distribution coming out of plants and some of our manufacturing sites, that is where we are going to see the real savings. I'm excited on the other end of using this broader, more diverse distribution model that we are going to have as we leverage DSD, as we leverage direct, and in some cases leverage third parties.

So, Jonathan, I'm sorry. I warned you, it wasn't an easy answer. That was a pretty long answer. But being someone who has grown up in the distribution business and loved DSD and will always favor that, I'm very excited about the fact that we've got a model going into the deli today, we've got a model going in to direct with some retailers today, we've got our DSD model. We adapt in many ways to be flexible for our customers to serve them in a way that is best for them. We see that expanding our capabilities and expanding our retail reach with the new and different model that quite often Diamond uses.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Jonathan Feeney - Athlos Research - Analyst

Carl, that just takes me to one follow-up question I have. Thank you very much. When you talk about that expanded distribution power, it strikes me -- and we've talked about this in prior calls -- that Snyder's-Lance really has set itself up nationally as the preferred distributor and, in some cases, acquirer of some of the faster-growing rich salty snack businesses. There is a leading salty snack producer out there in Frito who really isn't in a position from a trade standpoint to acquire anything, given their already enormous market share concentration. So, when you think about this, you are issuing probably more equity than you need to, what the credit markets would tolerate right now. Does this make for a platform for future acquisitions over the next three to five years?

Carl Lee - Snyder's-Lance, Inc. - President & CEO

I think it clearly does. I think if you take a look at the acquisition appetite that we've had most recently, with the number of acquisitions that we've acquired, clearly, our Company was combined with the merger, for instance, and now the acquisition of Diamond and the ability to pay down debt and be back in the markets very quickly, allows us to continue to do that.

So, so we are going to rely, first and foremost, always on organic growth with our expanded portfolio that we continue to add to, and then we're going to continue to look for very strategic potential acquisitions that really fit our model. But what we are seeing, I think, just go back to one other point you made about a very large competitor in our space. There is no question about it -- there is a very large competitor in our space. They've got a 61 share of potato chips. That would scare a lot of people. To us it's something that keeps us up at night a little bit. But it gives us a chance with our brands to continue to look for unique niches and midsized categories to play in very favorably.

We've got a chance to have a great distribution model, some great innovative products that lean on non-GMO, lean on better-for-you characteristics that allow us to go out there and reach some consumers that are just not being reached today. We do have to deal with some major aggressive competition in all the categories we are in. That's just going to continue to intensify as we continue to grow. There's no doubt about it.

And the beauty of it is, more and more people are getting into snacking every day. New companies, new brands arrive every day on the shelf. But we've been able to carve out a very nice niche with good revenue growth -- as Rick said, 15 straight quarters of revenue growth since we combined the company -- we feel very comfortable where we are.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Jonathan, just to comment on your equity cash comment, we decided as we went through this that we did not want to position ourselves to be out of the market for two or three years because of a heavy debt load. That drove the formula as much as anything as it relates to the acquisition. I think, as Carl mentioned, with our pay down, this is still a very dynamic marketplace and there's still a lot of consolidation going on. So, we want to be able to take advantage of things when we are wanting to take advantage of them that are consistent with our strategic plan. So, to take ourselves out of the market for two or three years would be detrimental, I think, to shareholder value.

Jonathan Feeney - Athlos Research - Analyst

Great. Thank you, very much, Rick.

Operator

Our next question comes from the line of Bill Chappell of SunTrust.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Good morning. First on the quarter, I just want to make sure I understand. That was a pretty meaningful miss on the bottom line, especially taking into account a better tax rate. Should we just look at this as 80%, 90% of it was the mass merchandise issue and it is one-time in nature and that is why you're comfortable going forward? Or was it not as big from that issue as really a combination of these things?

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

You saw earlier, Bill, when I mentioned, there really were three. The mass merchandiser channel and the pressures there was clearly one of them. We also ran into some clean store policies at a very important time with back-to-school, especially for our multipacks as we serve our consumers there. And then we also just ran into some additional challenges with other retailer consolidation.

So, so it was a little bit of the perfect storm. And it was all revenue driven, to your point. We still had solid revenue growth and very strong share growth. But it wasn't what we overall expected and forecasted and planned for.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

But it was really a combination you said, not one issue.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

No, it was three. Some would obviously be much more weightier than others, but across those three friends.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Okay. And then, Carl, going back to the acquisition, how did Snyder's-Lance get comfortable with the walnut business? I understand what you're saying in terms of it's looking like a good crop this year and you feel good about the opportunities over the next 12 to 18 months. But, as you've certainly seen, it's been a volatile business over the past five, six years. And it is a completely different business in terms of commodities versus what you typically run. How do you get comfortable both paying for that business and also managing that business going forward?

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Let me remind you of our heritage with the Tom's brand in Columbus, Georgia. For over 75 years we have been basically working directly with peanut farmers and taking raw peanuts into our facilities, shelling those, providing finished peanuts and packaging for consumers to consumer, and actually grinding and making our own peanut butter every day. So, while the scale may be a little different, we have worked with peanut farmers for a long time to bring their great product to the shelf, either for consumption as roasted peanuts or as peanut butter.

So, we are not really new to this industry, or new. Wallets is going to be different but some of the same principles in the way we've run our peanut business for a long time we'll be able to apply.

I think another important point is, if you take a look at the team that is there, they have done an outstanding job of taking walnuts and really making it a core business for the past couple of years. And I think they have been able to manage the risk, continue to serve their customers well, but protect their margins and their shareholder value while they're doing it. So, I've got a lot of confidence in the team there in Stockton and the team that's been leading that to really deal with some of the things that you're talking about.

So, it is not a new business to us, either on the potato front, as we deal with potatoes day in and day out, and potato farmers. Some of our key overall partners in this business are our peanut farmers who are also partners. So, we've got some comfort around there, and probably more comfort than most people would have, having dealt with it all this time.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

But, Bill, you are absolutely right. This was a key focus are as we went through our diligence on this acquisition. And for all the reasons you mentioned over the last five or six years, it has been very volatile. But obviously some of that was created by management teams that are no longer there.

I think that we certainly spent an inordinate amount of time on this through the process of understanding how they do it, the entire schedule of how payments are made and all the other things. To Carl's point, we did get comfortable with the fact that it is well-managed today.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

We also got comfortable with the fact -- I grew up on a farm myself so I know walnut trees -- they do have more of a resilience to a drought because of the root systems. I think that what you are seeing and what you're hearing right now is bumper walnut crops year over year. They are up 2% again this year going into 2016. We've spent a lot of time on this ourselves. We've gotten comfortable through that process.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Okay. And then, Rick, just a last one, I know you said it will be accretive to earnings next year. I'm just trying to understand what that means, because just back of the envelope it looks like it is above the line $0.05 to $0.07 accretive. But if you were to refinance all the debt you could get another $0.05 to $0.07. And then I'm trying to understand, should we assume that half of the synergies fall to the bottom line in the first year? How should we be looking at next year with this deal?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Yes, I think that is fair. When it is fully synergized we expect to get 20% to 30% accretion. In that first 12 months, it is about half of that for exactly the reason you said.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

But are you including the debt refinancing because I think their rates are 6%-plus.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Yes.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

You're including all that into the full synergy number.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

We are. Well, not in the synergy number, in the accretion number. The synergy number, again, is cost, not tax related.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

The 20% 3% accretion number is an all-in number?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Yes. It's an EPS kind of accretion.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Okay, great. And then last question, just to make sure I understand, on the Kettle business, how much right now do you distribute of their total? Would there be a plan -- I didn't understand -- for you, on a DSD standpoint, take over all of the DSD or will you continue to use third parties for DSD on that?

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

We distribute a large percentage of their overall DSD. But as I mentioned earlier, they go to market using third-party distributors, using some direct with different retailers. I would say the majority of the DSD we already have. There may be just a little bit of adjustments over time. But we really haven't built that in as a synergy. We will use their railroad tracks for some products, we will use our railroad track for some others.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Okay. So, you are the primary distributor for them on the DSD already.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Not a primary at all, no. If you take a look at conventional DSD distribution, we do a lot for them there, but it's not by any means a large percentage of their overall distribution when you look at their network and how they go to market.

Bill Chappell - SunTrust Robinson Humphrey - Analyst

Got it. Okay, thanks so much.

Operator

Our next question comes from Amit Sharma of BMO Capital Markets.

Amit Sharma - BMO Capital Markets - Analyst

Good morning, everyone. Rick, a quick question, is there a break off fee associated with this agreement?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

The details of the agreements are going to be posted later, Amit, so I won't go into that on this phone call. What you would see is customary kinds of reps and warranties, as well as the requirements for a public company transaction.

Amit Sharma - BMO Capital Markets - Analyst

Got it. And then, Carl, you definitely talked about the cost synergies. Could you provide a little bit more detail in terms of what are the various components and how much visibility you have. $65 million excluding the investment, is that a number that you are fairly confident of, or certain things need to happen for you to realize that $65 million opportunity?

Carl Lee - Snyder's-Lance, Inc. - President & CEO

As Rick talked about earlier, the due diligence was very extensive and was very comprehensive. We are not ready to go into how we break out the synergies. We are just very comfortable with our roll up going line item by line item and working closely with their team on what would be potential savings, and taking a look primarily at all cost savings. There is nothing included in there for revenue. That would be incremental. But we have been able to break it down by each individual component of the P&L to build up a very reasonable and conservative overall synergy savings.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Amit Sharma - BMO Capital Markets - Analyst

Got it. And I understand you're not giving revenue synergies, but could you provide us some detail or framework in terms of thinking about it, as you integrate not just Kettle but the rest of the brand and the channel proliferation that you talked about from your perspective? How should we think about revenue synergies from this deal, as well?

Carl Lee - Snyder's-Lance, Inc. - President & CEO

We're not really prepared to go into a lot of detail on those. But obviously they are important to us and we have leveraged them and demonstrated them in the past, the merger, for instance, where we were able to leverage different channel capabilities of our companies. And we have done it with some of the other acquisitions that we have done by being able to focus on other locations in the stores.

So, we see it both on a geography basis, we see it on a channel basis, we also see it in specific customers. We see some pretty significant revenue opportunities over time but we are just not quite comfortable characterizing those just yet. We are comfortable talking about the roll up on the savings, though.

Amit Sharma - BMO Capital Markets - Analyst

And that's not included in the accretion estimate that Rick provided.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

That's right. We've been conservative on our top-line estimates there.

Amit Sharma - BMO Capital Markets - Analyst

Got it. And then following on Bill's question, I think at this point that I'm thinking, and I think what he was trying to get to as, well, if you look at the fourth quarter, your expectation may have even gone higher than where they were prior to this quarter. So clearly, whatever happened in the quarter, you are expecting that to be very temporary, right? Is that a fair assessment? And then on the 4.7 growth on the branded, that was in line with where we were expecting. So, most of the pressure, at least in our numbers, came from the co-pack and non-branded business. Is that a fair way of looking at it -- the portfolio is performing well and that is why we haven't really changed our fourth-quarter estimates as much?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

I don't think it is fair to say that we have upped our estimates for Q4. I think that what you see is a reflection of the lower tax rate and a couple of other cost initiatives. But as it relates to top-line growth, you are pretty well on there. As Carl mentioned, even in Q3 we had strong growth across our core brands and that continues to be the expectation in Q4. Essentially the change in the guidance for the year is, more than anything else, just a fall through of Q3.

Amit Sharma - BMO Capital Markets - Analyst

Last question, Rick, the $5- million cost savings number you talked about, how much of that is included in next year's standalone EPS outlook that you provided?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

As I mentioned before, it starts in Q1 and it is an annualized number and it builds from there. A lot of these programs take a little longer to put into place than others, so it will be spread throughout the year and you won't see the full impact of the $50 million until we get well into 2017. We do expect coming into 2017 that we would be on an annualized run rate of that.

Amit Sharma - BMO Capital Markets - Analyst

Okay. So even if (inaudible) 10% operating margin.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

I think you can back into it, to be honest with you -- the EPS guidance for next year.

Amit Sharma - BMO Capital Markets - Analyst

Yes, that's fair. Thank you.

Operator

Our next question comes Akshay Jagdale from Jefferies. Your line is open.

Akshay Jagdale - Jefferies & Co. - Analyst

Good morning, thanks for taking the question. Congratulations on the announcement. The first question, I know you said the details of the deal will be on later today. But what can you tell us about the potential of other bids coming through and how you feel about your ability to actually close on this transaction?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

We can't comment on that. We don't always control what everybody else does. We're just moving forward on the basis of what we have agreed to so far.

Akshay Jagdale - Jefferies & Co. - Analyst

Okay. Just help me understand -- obviously you had discussions with Diamond, but can you just help me understand the timing from their perspective? Obviously they had some momentum. The new management team is doing a good job there. They had some momentum, they were expecting earnings to grow double digits. Obviously, you've made an offer here that is well above where the share price was. But help me understand why for them it might have been good timing? I'm just trying to make sure there is nothing going on with that business from a negative standpoint that pressured them into selling it in any way now. I don't think that is the case but I just wanted to make sure I understand that clearly.

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Akshay, as you know, they are a public company and I think that is a question better suited for them, so I would encourage you to ask them that question.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

To add a little bit more color, I think if you take a look at their financial results, they just closed out their physical year. They had a very good year. They've laid out some very good plans for the future. Again, to the credit of their leadership team, a credit to their team across the entire company, they've put together a phenomenal run and great performance.

And then it was not just us looking at the potential of working with them. There were several. There's been a lot of notes that I've quoted over the last few weeks about them being a possible target and other people being interested. So, it may be a lot more about them being approached than them looking at any other options. So, I would take a look at the broader base of communications that are out there to gather some more information.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Akshay Jagdale - Jefferies & Co. - Analyst

And just focusing, then, on what you control, just playing devil's advocate for a second here, obviously you had a little bit of a tough quarter but it's a tough environment, so I appreciate that. But if you take a step back, obviously there is a lot of heavy lifting with the merger with Snyder. Obviously you have completed that. But this 10% target on the margin side, it seems somewhat elusive, taking, I would argue, a little bit longer than, at least on our side, we were expecting.

Obviously the deal makes a lot of sense strategically. The synergy number is pretty large relative to the size of the business you are acquiring. There's significant execution risk, right? So, can you just talk a little bit more about capabilities being where they are today relative to a few years ago and your ability to really execute on this transaction? Because I think that is probably a concern on people's minds right now because it is a big pill to swallow, obviously. Can you just help me understand how we should be thinking about execution risk?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

Akshay, just to clarify something that we have been saying for a couple of years, is that we expect it to be 10% coming out of 2015 going into 2016, and that is where we are. So, we have not changed that expectation we have not changed that message to the Street. Other analysts may have expedited that process but we have not. We have been very consistent with that message.

I think that we have been building year after year an improved operating income. We are going to continue to do that in 2015. So, we are showing the progress we expect.

Now, we took a step back when we sold our private brands business last year or else we would be there in 2015, I'm a firm believe, because this would have been a great year for the private brands business given everything that impacts that business. And the volume and everything else would have been up. So, I think you would have seen all of that achieved in 2015, which would be a full year ahead of when we said we were going to do it originally.

Now, we've had to obviously cover the stranded costs associated with the sale of the private business, believe it still to be a very strategic and positive transaction for us. And I think that team is doing much better under the ownership because of the focus of what that company does. So, we are happy about all of that, we are pleased about all that, but it did certainly set us back on our road to 10%, even though we are still going to attain it in the timeframe that we originally set. We are not bashful at all about saying that we believe we are being successful against the targets we set, and also achieving what we said we were going to achieve.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Let me add a little color to that, too, Akshay. First of all, I really appreciate the question. You're asking some very important questions that I'm glad to deal with. I think, first of all, I am blessed to work with an incredibly strong team. And just to give you a little bit of the color -- and you are familiar with this because you've worked with us for a number of years -- let's go back to the merger. With the merger of Snyder's-Lance, that was some heavy lifting.

This will be strategically a lot of important work but not quite the heavy lifting we had at Snyder's-Lance combination, by any means. You will recall that we had to take two DSD systems and combine them into one. We had 18 months to combine 1,700 routes, from company routes to IBOs. I know of no other DSD system, having been in DSD for 30 years, of anybody who's even come close to converting a system that quickly and that fast, and doing it that efficiently and that well. That was some heavy lifting.

We had some plants to combine, and some systems to combine, and ERP systems and everything else to pull together. And we had significant synergies there that we had promised ourselves and our shareholders, and we delivered all of them. So, we really took two companies, brought those together at the time, and had some tremendous work to get done.

Now, this is going to be some very important work but I think the team the stronger and we've added some incredible talent to the organization. We've got an even better integration plan than we had when we combined our two companies previously. Much more buttoned up, much more prepared, much more ready to go.

So, I think that we're going to be able to leverage our past track record of success to indicate to everybody how our execution is going to go forward. I think we are in better shape than ever with both our team and our plans to bring these two organizations together in a great way and leverage the best practices they have and the incredible talent they have along with ours, to be a much stronger, competitive player in this category.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Akshay Jagdale - Jefferies & Co. - Analyst

That's helpful. One last one -- in terms of your strength -- and tell me if I'm thinking about this incorrectly -- but obviously the distribution network is a huge strength. You are not taking into account any synergies per se there, either on the revenue side or cost with this combination. So, there could be upside there, and I think you will execute on that.

Second, clearly there is manufacturing synergies, especially for the Kettle or chip business to go West Coast. I clearly understand that. But when I look at their strengths, obviously you are buying some strong brands and they had some good innovation plans in place, as well. I know you don't want to make announcement as to how the structure is going to work from a management perspective, but can you just help us understand what is happening with the management?

I think Brian is going to be on the Board but have you made any other decisions about management? Is the Kettle business going to continue to be managed the way it was? Are you going to just feed it more fuel? How should I think of that part?

Rick Puckett - Snyder's-Lance, Inc. - EVP, CFO & Chief Administrative Officer

There were a number of questions tied up in that one. First of all, it is too early, really, to be talking about organization or structure. But, again, I think the best way to measure people's future performance is to take a look at maybe past.

One good example you alluded to. I am thrilled that Brian is willing to join our Board. He brings a tremendous amount of expertise and skill set that is just unparalleled in the industry. So, he is going to be able to team up with us to continue the great heritage and legacy that he's built at Diamond with the great team that's in place there to allow us just to come together as a new organization, leveraging his talent, his skill set, his experience with ours to continue to combine it.

So, we are willing to step out and say early that we want to bring over talent to our Board. I think that says a lot about the talent that we're going to be looking for in both organizations to continue to develop and expand and leverage. There is a good example of how we approach organizational development and really look for outstanding talent to help us be strategic.

This is a very competitive space we are in. It is a $7 billion category in potato chips -- $7 billion. And you've got one player controlling 60% of it. Obviously we're going to make sure we've got the best strength and best talent we can have available to us to continue to compete in that area.

Akshay Jagdale - Jefferies & Co. - Analyst

Thank you and congratulations on the announcement.

Operator

At this time I would like to turn the call over to Mr. Carl Lee for closing remarks.

Carl Lee - Snyder's-Lance, Inc. - President & CEO

Thank you, very much. Again, I'm very grateful that you have joined us today, very grateful for the questions that we've had a chance to address. We will continue to be able to share with you more of our plans as we finalize those and we begin to play those out. We are very excited about the partnership that we have had with Diamond for a long time. They know us well and we know them well.

We have been able to help each other grow through some of the distribution. Although it is a small percentage of our business and a small percentage of their business that goes through our DSD system, it's been a chance for us to really build some very good rapport and understanding of each other's business and needs over time. So, now there is the chance for us to combine the two businesses we've got in a very competitive space and a very competitive category, to leverage a lot of their expertise and our expertise to continue to build a great company.

Again, I consider it a blessing to be able to team up with their team, along with the great team we have here at Snyder's-Lance, to continue to build shareholder value and continue to expand our footprint and our opportunities to grow. We are thankful for your time and look forward to ongoing dialogue and conversation, as we're able to share with your more and more of the great plans that this great team has in store for our company. Wish you a very good day. Thanks for sharing your valuable time.

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OCTOBER 28, 2015 / 02:00PM GMT, LNCE - Q3 2015 Snyder's-Lance Inc Earnings Call and to Discuss Definitive Agreement to Acquire Diamond Foods, Inc.

Operator

Ladies and gentlemen, thank you for your participation on today's conference. This concludes the program. You may now disconnect. Everyone have a great day.

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Cautionary Information about Forward Looking Statements

This communication contains statements which may be forward looking within the meaning of applicable securities laws. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions.  The statements include the expected completion of the acquisition of Diamond Foods, Inc. (“Diamond”), the time frame in which the acquisition will occur, and the expected benefits to Snyder’s-Lance, Inc. ( the “Company”) from completing the acquisition. The statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, that regulatory approval of the proposed acquisition or other conditions to the closing of the deal may not be satisfied; the potential impact on the business of Diamond of the announcement of the proposed acquisition; the risk as to the trading price of common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Diamond common stock; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the transaction; the successful integration and realization of the anticipated benefits and synergies from the proposed acquisition; the ability of the Company to achieve its strategic initiatives; and general economic conditions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the overall businesses of the Company or Diamond, including those more fully described in the Company’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter ended July 4, 2015, and those more fully described in Diamond’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

This report also includes projections regarding future revenues, earnings and other results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties.  Factors that could cause actual results to differ include general economic conditions; volatility in the price or availability of inputs, including raw materials, packaging, energy and labor; price competition and industry consolidation; changes in our top retail customer relationships; failure to successfully integrate acquisitions; loss of key personnel; failure to execute and accomplish our strategy; concerns with the safety and quality of certain food products or ingredients; adulterated, misbranded or mislabeled products or product recalls; disruption of our supply chain or information technology systems; improper use of social media; changes in consumer preferences and tastes or inability to innovate or market our products effectively; reliance on distribution through a significant number of independent business owners; protection of our trademarks and other intellectual property rights; impairment in the carrying value of goodwill or other intangible assets; new regulations or legislation; interest and foreign currency exchange rate volatility; and the interests of a few individuals who control a significant portion of our outstanding shares of common stock may conflict with those of other stockholders, which have been discussed in greater detail in the Company’s most recent Form 10-K, the Company’s definitive proxy statement filed with the SEC on April 1, 2015 and other reports filed with the SEC.

Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statement as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and Diamond. The proposed transaction will be submitted to the stockholders of the Company and Diamond for their consideration. In connection with the issuance of common stock of the Company in the proposed transaction, the Company will file with the SEC a Registration Statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed transaction and each of the Company and  Diamond plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Diamond and Company stockholder entitled to vote at the special meetings in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the joint proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.snyderslance.com) under the link “Investor Relations” and then under the tab “Financial Information” then “SEC Filings” or by directing a request to the Company’s investor relations officer at (704) 557-8386 and, in the case of Diamond, by directing a request to Katie Turner at (415) 230-7952.

Participants in the Solicitation

The Company, Diamond and certain of their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Diamond stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about Diamond’s executive officers and directors in Diamond’s definitive proxy statement filed with the SEC on November 26, 2014. You can also obtain free copies of these documents from Diamond using the contact information above. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015 and in its Annual Report on Form 10-K filed with the SEC on March 4, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. You can also obtain free copies of these documents from the Company using the contact information above.